SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 10 8
                                 (CUSIP Number)

CUSIP No. 382410 10 8

1.       Name of Reporting Persons and IRS or SS Identification Number:
         Walter G. Goodrich
2.       Check the Appropriate Box if a Member of a Group:
         (a)      N/A
         (b)      N/A
3.       SEC Use Only
4.       Citizenship or Place of Organization:
         (a)      United States
Number of Shares Beneficially Owned by Each Reporting Person with:
5.       Sole Voting Power
         622,047*
6.       Shared Voting Power
         527,769
7.       Sole Dispositive Power
         622,047*
8.       Shared Dispositive Power
         527,769
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,149,816*
10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares
         No
11.      Percent of Class Represented by Amount in Row 9
         21.37%
12.      Type of Reporting Person
         IN


* Includes 527,769 shares held by HGF Partnership, a Louisiana partnership owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner of HGF Partnership, and Walter G. Goodrich holds an indirect general partnership interest. Henry Goodrich exercises sole voting and investment power with respect to the shares held by the partnership. Includes 47,833 shares issuable upon the conversion of 42,900 shares of Series B Convertible Preferred Stock. Also includes 282,134 shares currently owned by Goodrich Energy, Inc. and 61,495 shares issuable to Goodrich Energy, Inc. upon the conversion of 55,153 shares of Series B Convertible preferred Stock. Walter G. Goodrich is the sole stockholder of Goodrich Energy, Inc. Also includes 1,666 shares of Common Stock issuable upon to conversion of 4,000 shares of Series A Convertible Preferred Stock and vested options to purchase 21,875 shares that are exercisable pursuant to the Company's 1995 Stock Option Plan. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 1,103,727 shares or 21.03% of the outstanding shares of Common Stock deemed to be outstanding.

CUSIP No. 382410 10 8

13.    Name of Reporting Persons and IRS or SS Identification  Number:
       Goodrich Energy, Inc.
14.    Check the  Appropriate  Box if a Member of a Group:
       (c) N/A
       (d) N/A
15.    SEC Use Only
16.    Citizenship or Place of Organization:
       Louisiana
Number of Shares Beneficially Owned by Each Reporting Person with:
17.    Sole Voting Power
       343,629*
18.    Shared Voting Power
       0
19.    Sole Dispositive Power
       343,629*
20.    Shared Dispositive Power
       0
21.    Aggregate Amount Beneficially Owned by Each Reporting Person
       343,629*
22.    Check if the Aggregate Amount in Row 9 Excludes Certain Shares
       No
23.    Percent of Class Represented by Amount in Row 9
       6.47%
24.    Type of Reporting Person
       CO

* Includes 61,495 shares issuable upon conversion of 55,153 shares of Series B convertible Preferred Stock.

Item 1(a)  Name of Issuer:
           Goodrich Petroleum Corporation
Item 1(b)  Address of Issuer's principal executive offices:
           5847 San Felipe, Suite 700
           Houston, TX 77057 Item 2(a) Name of person filing:
                1.  Walter G. Goodrich
                2.  Goodrich Energy, Inc.
Item 2(b)  Address of principal business office or, if none, residences:
                1.  5847 San Felipe
                    Suite 700
                    Houston, TX  77057
                2.  333 Texas Street
                    Suite 1350
                    Shreveport, LA  71101
Item 2(c)  Citizenship:
                1.  United States
                2.  Louisiana
Item 2(d)  Title of class of securities:
           Common Stock, $.20 par value
Item 2(e)  CUSIP Number:  382410 10 8
Item 3     Not Applicable
Item 4     Ownership:
           (a)  Amount beneficially owned:
                1,149,618*
           (b)  Percent of class:
                21.37%
           (c)  Number of shares as to which such person has:
                (i)    sole power to vote or to direct the vote -
                       622,047
                (ii)   shared power to vote or to direct the vote -
                       527,769
                (iii) sole power to dispose or to direct the disposition of - 622,047
                (iv) shared power to dispose or to direct the disposition of - 527,769
Item 5-10  Not Applicable



* Includes 527,769 shares held by HGF Partnership, a Louisiana partnership owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner of HGF Partnership, and Walter G. Goodrich holds an indirect general partnership interest. Henry Goodrich exercises sole voting and investment power with respect to the shares held by the partnership. Includes 47,833 shares issuable upon the conversion of 42,900 shares of Series B Convertible Preferred Stock. Also includes 282,134 shares currently owned by Goodrich Energy, Inc. and 61,495 shares issuable to Goodrich Energy, Inc. upon the conversion of 55,153 shares of Series B Convertible preferred Stock. Walter G. Goodrich is the sole stockholder of Goodrich Energy, Inc. Also includes 1,666 shares of Common Stock issuable upon to conversion of 4,000 shares of Series A Convertible Preferred Stock and vested options to purchase 21,875 shares that are exercisable pursuant to the Company's 1995 Stock Option Plan. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 1,103,727 shares or 21.03% of the outstanding shares of Common Stock deemed to be outstanding.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            February 12, 1999





/s/Walter G. Goodrich
----------------------
Walter G. Goodrich



Goodrich Energy, Inc.



/s/Walter G. Goodrich
----------------------
Name:    Walter G. Goodrich
Title:   President